

April 28, 2016

Via E-mail
Mr. Joseph A. De Perio
Chairman of the Board
Imation Corp.
1 Imation Way
Oakdale, Minnesota 55128

> **Re: Arlington Asset Investment Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed April 27, 2016 by Imation Corp. et al.**
> **File No. 001-34374**

Dear Mr. De Perio:

We have reviewed your filing and have the following comments.

Cover page

1.   We note revised disclosure with respect to an external manager. Please disclose whether the Imation Parties currently intend to submit a proposal to be appointed as external manager, and, if so, the compensation that the Imation Parties would propose, and any potential dilution risks to other shareholders. Please also disclose whether the Imation Parties' nominees would participate in the decision of the board of directors in selecting an external manager

2.   Please disclose whether references to portfolio diversification and investment in new businesses include possible investment of the company's assets in funds advised by the Imation Parties and, if so, any compensation that the Imation Parties contemplate would be paid in connection with any such investments.

Reasons for Our Solicitation, page 6

3.   Please briefly clarify for investors what is meant by the term "dividend adjusted basis."

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Eleazer Klein, Esq.
       Schulte Roth & Zabel LLP